Mail Stop 3010

April 1, 2010

Via U.S. Mail and Fax (702) 737-6900
Mr. Eric M. Polis
Treasurer and Principal Financial Officer
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

> RE: **ASI Technology Corporation**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 22, 2009**
> **File No. 0-06428**

Dear Mr. Polis:

We have reviewed your response letter dated March 15, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Notes Receivable, page 33

1. We note your response to comments 1 and 3. In future filings please expand your disclosure in your fair value measurements footnote to include a description of the significant unobservable inputs used in the fair value of the assets measured at fair value on a nonrecurring basis (including the water rights and acquired land) and the information used to develop the inputs. Provide us with your proposed disclosure. See ASC 850-10-50-5 for reference.

2. We note your response to comment 4. You state that you are holding the rights as an investment with the intention to sell in the future. You also state that you have no current intention to put the rights to a beneficial use but that you are not precluded from doing so. However, the rights must be put to beneficial use by

2014 or you must obtain an extension from the State Engineer to continue to hold the rights. ASC 350-30-35-2 states that an intangible asset's useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. In light of this, please additionally tell us the following:

- It appears that your expected use of the asset (i.e. to sell and not put to beneficial use) may not support an indefinite life; please explain further.
- You state that generally the State Engineer has allowed extensions to avoid water waste. Please tell us your basis for this statement; in circumstances where extensions have been granted, tell us the basis for the renewals. If the State Engineer's intent is to avoid water waste, it appears that you may need to demonstrate intent to beneficially use the water rights in order to obtain an extension. Please advise. Also tell us if you believe that the State Engineer will continue to grant extensions indefinitely.
- Please advise us of the costs involved in obtaining an extension from the State Engineer.
- You state that you are not precluded from putting the water rights to beneficial use; tell us if there are any barriers (economic, financial, legal, etc.) for you to do this.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant